Exhibit 99.3

NICE inContact CXone Selected by Govolution, a Leader in ePayment
Solutions, to Power Self-Service and Agent-Assisted Service Options
for Fast and Secure Customer Experiences

NICE inContact CXone Interactive Voice Response is being implemented for over 50
Govolution contact center customers to streamline consumer payments and to improve productivity with decreased call handle time

Salt Lake City, March 7, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that Govolution, a leader in multichannel payment technology including contact center payments, has selected and is implementing NICE inContact CXoneTM Interactive Voice Response (IVR) for over 50 Govolution clients, in industries including healthcare, government, insurance and others, to power fast and secure consumer credit card payments and to reduce agent-assisted call handle time by an estimated 20 to 50 percent. CXone was chosen to provide a cloud IVR solution that protects consumer financial data, provides compliance for financial security and privacy and improves productivity in the contact center.

By integrating the Govolution Call Center Payments module with NICE inContact CXone Omnichannel Routing and Interactive Voice Response, contact centers can accept credit card payments via both self-service and agent-assisted interactions. If consumers choose to work with a contact center agent, their data is securely transferred in a screen pop up – without showing the full set of data – and the agent is able to accept payment quickly and securely.

“With Govolution available to companies using CXone, contact centers can continue to streamline the customer experience for making credit card payments,” said Paul Jarman CEO of NICE inContact. “Consumers get a choice of how to make their payments and contact centers get improved productivity by increasing self-service interactions and reducing call handle time for agent-assisted calls. We look forward to our continued partnership with Govolution to help contact centers of all sizes take advantage of these features while improving business results.”

“We are delighted to partner with NICE inContact, and to deploy CXone IVR to our contact center customers in order to provide a secure and scalable cloud solution for those accepting credit card payments across many industries,” said Gregory Gentile, Govolution President. “Contact centers in government, healthcare, insurance and more can provide their customers with a faster and more secure method to make payments with our joint solution.”

Govolution started as a DEVone partner of NICE inContact and over time has enhanced the relationship through technology integration, joint marketing efforts, and now deployment of over 50 customers to NICE inContact CXone Interactive Voice Response. Companies interested in how Govolution’s application works with CXone can visit CXexchange to learn more about the application and read reviews. CXexchange is a centralized, state-of-the-art marketplace for DEVone partners to market and sell their CXone-based applications.

NICE inContact CXone empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations. To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence—all on an Open Cloud Foundation. DEVone offers partners broad tools and resources to enable them to create new applications on CXone, including extensive documentation and support, and access to an online developer community.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s No. 1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is the industry’s largest partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, and DMG. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About Govolution and the Velocity Payment System®
Govolution is a leader in ePayment solutions, including purpose-built contact center solutions that improve customer experience and optimize agent workflows with integrated multi-channel engagement. Velocity Payment System is certified with all major payment processors in the U.S., is re-offered by many of the largest banks in the country, and provides secure payments acceptance across all customer engagement channels. Velocity Payment System is a service mark of Govolution, LLC, a wholly-owned subsidiary of First American Payment Systems, L.P. who is one of the fastest-growing payment processors in the United States, serving more than 210,000 merchants. www.govolution.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.